Exhibit 99.1

Response Biomedical Corporation Announces Restatement of Financial Statements

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 30, 2011--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that, as a result of an ongoing internal review of prior transactions and previous financial disclosure and following consultation with its external auditors, it has determined that it is appropriate to re-state and re-file audited financial statements for the year ended December 31, 2010 and unaudited financial statements for the first two quarters of 2011.

The purpose of the re-statements will be to address the following items, which Response has identified as requiring correction:

Audited Consolidated Financial Statements for the year ended December 31, 2010

Recognition of Revenue

Response has determined that a total of approximately $500,000 was improperly recognized as revenue in the fourth quarter of 2010. These amounts related to a shipment of products to a distributor which occurred in December, 2010. However, the distributor’s obligation to pay for such products was contingent upon the satisfaction of one or more conditions that had not been achieved as of December 31, 2010. As a result, Response has determined that it was inappropriate to recognize the associated revenue in 2010. Accordingly, Response will re-state its audited 2010 financial statements, as well as its unaudited first and second quarter statements of 2011 (which previously showed the amounts due as accounts receivable) to exclude those amounts. The restated financials will also reflect various adjustments to cost of goods sold associated with the reversal of this transaction reducing them by approximately $30,000. Finally, there will be an adjustment related to the reclassification of an accrued liability and a long-term prepaid asset as a result of the reversal of this sale in the amount of approximately $60,000.

Interim Consolidated Financial Statements for the three and six month period ended June 30, 2011

Recognition of Revenue

Response has determined that approximately $70,000 in sales of RAMP 200 cardiovascular products to Roche recorded in the second quarter of 2011 subsequent to receipt of a letter from the FDA dated May 27, 2011, should not have been recorded. These products should not have been shipped as their shipment violated the FDA’s instructions in the May letter. Reversing these transactions will result in a revenue reduction in the second quarter with no associated reduction of cost of goods sold as the inventory items are not re-saleable and therefore will be written off. In addition, a shipment of product worth approximately $35,000 to Roche was completed prior to the receipt of the FDA’s letter made but payment remains outstanding. As a result of the issues surrounding the regulatory approvals of the RAMP 200 cardiovascular products, Response will record an allowance for doubtful accounts against this entire receivable as it is unlikely that this receivable will be collected.

Costing of Inventory

Response has determined certain costs were improperly capitalized to inventory during the three month period and six month period ended June 30, 2011. Based on the current overhead allocation methods, capitalized overhead expenses were overstated to finished goods at a rate that was less than the normal capacity that has been assessed by management. Actual levels of production can only be used to allocate overhead expenses if they approximate normal capacity. Adjusting for this error will result in a decrease of cost of goods sold of approximately $45,000 for the three month period ending June 30, 2011 and an increase of cost of goods sold of approximately $120,000 for the six month period ending June 30, 2011.

Stock Based Compensation Expense

Response has determined that an adjustment was required to stock based compensation for the three and six month period ending June 30, 2011 to account for differences between estimated and actual forfeiture rates. As a result of this adjustment, a reduction of approximately $4,000 to stock based compensation expense will be required for the three month period ending June 30, 2011 and an increase of approximately $65,000 to stock based compensation expense will be required for the six month period ending June 30, 2011.

Other

In addition to the above adjustments to re-state the financial statements, Response has also determined that the lease inducement on its balance sheet should be separated into a non-repayable and repayable portion. The lease inducement is comprised of a rent-free inducement, a non-repayable inducement, and a repayable portion. The repayable portion is financing in substance and should be separated on the balance sheet from the non-repayable lease inducement and rent-free inducement. This balance sheet clarification will have no effect on the financial statements except for some additional disclosure items.

Impact of Restatements

The cumulative balance sheet and income statement impacts of these adjustments will be described in more detail when the re-stated financial statements and accompanying management discussion and analysis are filed with Canadian securities regulators through the SEDAR system (www.sedar.com) and with the United States Securities and Exchange Commission through the EDGAR system (www.edgar.com) by way of an amendment to Response’s most recent Form 20-F and related filings. Response is continuing to assess whether there will be any additional financial statement impacts arising as a result of its ongoing internal review of prior transactions and previous financial disclosure. Response currently expects the re-stated documents to be filed within the next several weeks.

“There have been a number of significant changes that have occurred at Response in the last several months. Those include changes to the board which occurred at our last annual shareholders’ meeting, the resignation of both our former CFO and CEO and my agreeing to serve as the Executive Chairman and interim CEO for the Company. The matters that have led to our restatements have come to light during a review of the business initiated following my assumption of the interim CEO role. Obviously restatements of previously filed financial statements are a serious matter. We are confident that, after these re-statements are completed, our financial statements will be true and correct and that we will have taken the necessary steps to ensure that our financial reporting adheres to the highest standards of accuracy going forward” said Peter A. Thompson, MD, FACP, interim CEO and Executive Chairman of Response.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners and distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response has achieved CE Marking for its readers and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2008.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBFD". For further information, please visit the Company's website at www.responsebio.com.

About the RAMP® Reader and RAMP® 200 reader

The RAMP® enabling platform is a portable scanning fluorescence quantitative analysis platform for near patient testing that enables rapid and robust quantitative results. The platform includes easy software upgrades, data management capabilities and unique interface options. The RAMP® Reader features a small footprint and attractive ease of use for moderate throughput settings. The RAMP® 200 reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. More information on our proprietary RAMP® technology can be found at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the private placement, future revenues, our expanding global network, growth possibilities and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S. and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Patricia Massitti, 604-456-6010
VP, Administration & Corporate Communications
pmassitti@responsebio.com